SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000/1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that:

1-    Mr. Lucas Navarro Prado, member of the Company’s Board of Directors, was elected at the Meeting of the Company’s Board of Directors held on August 24, 2017 as a member of the Audit Committee, replacing Mr.  Francisco Luiz Sibut Gomide; and

2-   Mr. Francisco Luiz Sibut Gomide will remain a member of the Board of Directors.

São Paulo, August 24, 2017.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

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CV

Lucas Navarro Prado

Mr. Lucas Navarro Prado holds a degree in Law from the University of São Paulo - USP.  He is a partner at Navarro Prado Advogados and a professor at Instituto Brasiliense de Direito Público (Brasília Institute for Public Law - IDP). He was a professor at Fundação Armando Álvares Penteado – FAAP in 2004 and at Centro Universitário Adventista de São Paulo – UNASP in 2004 and 2005; an Advisor at the PPP unit of the Ministry of Planning, Budget and Management between 2005 and 2007; an Advisor to the CEO at Sabesp between 2007 and 2009; and the Head of Legal Department at Sabesp between 2009 and 2011.

Over the last five years, he has not received any criminal conviction or conviction in CVM administrative proceedings, even if not final and unappealable, and has not received any final and unappealable ruling at the administrative or judicial level that has suspended or disqualified him from practicing any professional or commercial activity.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 24, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.